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                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                     (Amendment No. 1)*

                         ELXSI Corp.
____________________________________________________________
                      (Name of Issuer)

                Common Stock Par Value $ .001
____________________________________________________________
               (Title of Class of Securities)

                         268613-20-5
    _____________________________________________________
                       (CUSIP Number)

      4209 Vineland Rd., Ste. J-1, Orlando, Fla. 32811,
                  Telephone: (407) 849-1090
____________________________________________________________
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                      December 23, 1996
   ______________________________________________________
   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box.      / /

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     (Page 1 of 5 pages)
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CUSIP No. 268613-20-5                        Page 2 of 5

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

     Peter R. Kellogg    ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                  (a)
                                                  (b)/X/

3    SEC USE ONLY


4.   SOURCE OF FUNDS:

     PF, WC & OO
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED  PURSUANT TO ITEMS 2(d) or 2(e):    / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.   SOLE VOTING POWER
     80,500

8.   SHARED VOTING POWER
     350,000

9.   SOLE DISPOSITIVE POWER
     80,500

10.  SHARED DISPOSITIVE POWER
     350,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:
     430,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES:                                   / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     8.98%

14.  TYPE OF REPORTING PERSON:
     IN

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CUSIP No. 268613-20-5                        Page 3 of 5

                        SCHEDULE 13D
                      (Amendment No. 1)

     NOTE: All capitalized terms used in this Amendment No. 1 and not defined herein shall have the same meaning as in the previously filed statement of Peter Kellogg on Schedule 13D filed on December 19, 1996. Except as expressly stated below, there have been no material changes in the information contained in such Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     (a) As of December 31, 1996, Mr. Kellogg may be deemed the beneficial owner of 430,500 shares of ELXSI Corp. Common Stock. Of those shares, no shares were owned by Mr. Kellogg personally and 430,500 were owned by the Foundation, Mrs. Kellogg, IAT and the Trust.

     (b) Mr. Kellogg has sole dispositive and voting power with respect to 80,500 shares owned by IAT.

     (c) The following table sets forth information with respect to all purchases, sales or donations of Common Stock by the Foundation, Mrs. Kellogg, IAT and the Trust for purposes of Section 13(d) of the Act since the last transaction reported in Mr. Kellogg's Schedule 13D filed on December 19, 1996.

               IAT REINSURANCE SYNDICATE LTD.
               ______________________________

Date of             Number of      Type of        Price per
Transaction         Shares         Transaction    Share

12/23/96            22,000         OTC Buy        5.375


CUSIP No. 268613-20-5                        Page 4 of 5

        PETER R. KELLOGG & CYNTHIA KELLOGG FOUNDATION
                       _______________

Date of        Number of      Type of        Price per
Transaction    Shares         Transaction    Share

12/16/96       40,000         OTC Buy        5.5


CUSIP No. 268613-20-5                        Page 5 of 5

                          SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:    January 2, 1997     By:  /s/ Peter R. Kellogg
          _________________        ____________________
                                   Peter R. Kellogg

DC1DOCS1.44756